File No. 70-8715


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       FORM U-1

                                   Amendment No. 1
                                          to
                              APPLICATION OR DECLARATION

                                        under

                    The Public Utility Holding Company Act of 1935

                 THE SOUTHERN DEVELOPMENT AND INVESTMENT GROUP, INC.
                               64 Perimeter Center East
                               Atlanta, Georgia  30346

                      (Name of company or companies filing this statement
                             and addresses of principal executive offices)

                                 THE SOUTHERN COMPANY

                       (Name of top registered holding company parent
                                    of each applicant or declarant)

                              Tommy Chisholm, Secretary
                                 The Southern Company
                              270 Peachtree Street, N.W.
                                Atlanta, Georgia 30303

                           (Name and address of agent for service)

               The Commission is requested to mail signed copies of all
                        orders, notices and communications to:

                   W. L. Westbrook                J. Kevin Fletcher
              Financial Vice President                President
                The Southern Company         The Southern Development and
             270 Peachtreet Street, N.W.        Investment Group, Inc.
               Atlanta, Georgia  30303         64 Perimeter Center East
                                               Atlanta, Georgia  30346

                               John D. McLanahan, Esq.
                                 Troutman Sanders LLP
                              600 Peachtree Street, N.E.
                                      Suite 5200
                             Atlanta, Georgia  30308-2216

                                 INFORMATION REQUIRED


               The Application or Declaration heretofore filed in this

          proceeding is amended as follows:



               1.   Item 1.4 - Purpose of Investment, is amended and

          restated in its entirety to read as follows:

               "Under the proposed arrangement, Development will have an

          opportunity to acquire a small minority interest in ITC, and,

          through a seat on ITC's board of directors, to participate in

          ITC's corporate planning.  However, because ITC's controlling shareholders will continue to have the ability to elect a

          substantial majority of the board members, Development's board representation will not enable it to dominate or dictate the business affairs of ITC.

               ITC has a reputation for innovation, particularly in the

          area of commercial communications services.  For that reason, and because of the close geographical overlap of Southern's utility service area and ITC's telecommunications operations, ITC and

          Southern (and their respective subsidiaries) have been able to pursue a number of mutually beneficial joint development

          activities.  As Southern upgrades its operations in a more communications intensive environment and as ITC expands its commercial telecommunications services in the same area, joint engineering and partnering will provide both companies with significant opportunities to lower costs through shared

          facilities and services, infrastructure and technology choices made of the basis of aggregated demand, and elimination of overlapping and duplicative facilities. For example, Southern's and ITC's subsidiaries have jointly constructed and share

          responsibility for over 750 miles of OPGW.  These joint

          arrangements have saved Southern's subsidiaries significant capital that they would otherwise have had to invest to construct and maintain telecommunications infrastructure needed to support their utility-related communications needs.

               Southern Communications Services, Inc. ("Southern

          Communications")1 has also entered into a long-term agreement with a subsidiary of ITC pursuant to which the ITC subsidiary will provide certain networking (e.g., switching, signaling and call termination) services which will allow Southern

          Communications' Enhanced Specialized Mobile Radio network to access the public telephone network.  The efficient and effective planning and execution of this contract is essential not only to

          Southern Communications' future plans, but also to maintaining the reliability and viability of the wireless services that

          Southern Communications will provide to the Operating Companies.

               For its part, Development has been engaged in discussions

          with ITC for some time regarding opportunities for joint

          development and testing of technologies and equipment that would be incorporated into the build-out of portions of the Prototype

          Network, as well as into utility-related communications services



               1 See The Southern Company, Holding Co. Act Release No. 26211 (Dec. 30, 1994).

          that Development is authorized to provide under the January 1995

          Order, including but not limited to Energy/DSM Management

          services.  Among other objectives, these joint

          development/testing efforts would be designed to determine whether Development can utilize commercially available

          communications infrastructure and capacities for Energy/DSM

          Management applications, rather than duplicate such

          infrastructure and capacities at its own cost.

               As an outgrowth of these ongoing discussions, Development

          and ITC have identified numerous potential benefits to be derived from a strategic business alliance, and have concluded that

          Development's investment in ITC and limited participation in

          ITC's corporate planning processes would be an appropriate and sensible way to structure that strategic alliance.

               Development's overriding goal in this transaction is to

          better understand the uses of the latest in telecommunications technologies in modern utility-related applications, and to facilitate the development and availability of such technologies.

          Development's proposed investment in ITC will provide Development with an opportunity to have input at the strategic planning level as ITC formulates its plans for investment in modernization of communications infrastructure in areas served by the Operating

          Companies.  Although Development's investment in ITC will not be restricted in any way, it will in fact be used in furtherance of projects within Georgia, Alabama and Florida to an overwhelming degree. Southern and the Operating Companies will clearly benefit to the extent that Development's input into ITC's

          strategic plans results in new investment in the kinds of

          telecommunications facilities, services and features required by

          Southern Communications and the Operating Companies.  At the same time, Development's participation in ITC's planning will provide

          ITC with the informed insight of a major regional electric utility as to its utility-related requirements and needs for the future."



          2.   Item 2 - Fees, Commissions and Expenses, is amended and

          restated to read as follows:

               "The fees, commission or expenses paid or incurred in

          connection with the proposed transaction are estimated not to exceed $40,000, inclusive of the Commission's $2,000 filing fee and the fees and expenses of counsel."



          3.   Item 3 -  Applicable Statutory Provisions, is amended by

          adding the following additional paragraphs at the end thereof:

               "1.  The Acquisition of the Shares Will Satisfy the

          Standards of Section 10. Section 9(a)(1) of the Act requires prior Commission approval under the standards of Section 10 for the direct or indirect acquisition of an interest in a nonutility business.  Section 10(b)(3), which may be deemed applicable to such a proposal, provides that the Commission shall approve the acquisition unless it finds that it "will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system."2  For

          reasons discussed below, there is no basis for the Commission to make such a finding in this case.

               Of greater importance is Section 10(c)(1), which provides

          that the Commission shall not approve an acquisition that would be detrimental to the carrying out of the provisions of Section

          11.  Section 11(b)(1), in turn, limits the nonutility activities of a registered holding company system to those that are

          "reasonably incidental, or economically necessary or appropriate"

          to the company's public utility operations if the Commission finds such nonutility activities to be "necessary or appropriate in the public interest or for the protection of investors of consumers and are not detrimental to the proper functioning of

          [the integrated] system."

               In the past, the Commission has interpreted the "other

          business" clauses of Section 11(b)(1), as applied to an

          acquisition such as this through Section 10(c)(1), to require an operating or functional relationship between the business of the








               2 The standards of Section 10(b)(1) and (2) are concerned with utility acquisitions and are therefore not relevant to Development's proposed acquisition of the Shares.

          nonutility enterprise proposed to be acquired and the core utility business of the registered holding company.3

               In another line of cases, the Commission has approved small,

          non-controlling, equity investments in independent nonutility companies undertaken primarily to promote joint-planning and research or commercialization of energy-related technologies,

          rather than with a view to integrating the operations of the nonutility company into the operations of the registered holding company's core utility system.4  Development's acquisition of


               3 See Michigan Consolidated Gas Co., 44 S.E.C. 361 (1970), aff'd 444 F.2d 913 (D.C. Cir. 1971).

               4 See, e.g., General Public Utilities Corp., Holding Co. Act Release No. 15184 (Feb. 9, 1965) (acquisition of 50% of the common stock and other securities of company organized to promote manufacture and national marketing of electric equipment using new type of fan); The Southern Co., Holding Co. Act Release Nos. 23888 (Oct. 31, 1985) (small investment in joint venture to manufacture and sell photovoltaic cells) and 23440 (Oct. 1, 1984) (equity investment in company developing two-way communications technology combining energy management and other services for use by residential and small commercial customers); New England Electric System, et al., Holding Co. Act Release No. 26277 (Apr. 26, 1995) (investment in convertible preferred shares of developer of process for separating unburned carbon from coal ash); Mississippi Power Company, Holding Co. Act Release No. 24440 (Aug. 12, 1987) (purchase of 12.3% equity interest (including 9.9% voting interest) in manufacturer of integrated heat pumps utilizing acquiring company's patented technology); Public Service Company of Oklahoma, Holding Co. Act Release No. 26016 (Mar. 31, 1994) (acquisition of securities (including shares convertible into 4.99% of the voting stock) of developer of energy management technology); American Electric Power Company, Inc., et al., Holding Co. Act Release No. 25424 (Dec. 11, 1991) (acquisition of 9.9% of the common stock and other securities of developer of electronic light bulb technology); and Entergy Corporation, et al., Holding Co. Act Release Nos. 25718 (Dec. 28, 1992) (acquisition of 9.95% of the common stock of developer and manufacturer of energy efficient lighting technologies) and 25353 (July 25, 1991) (acquisition of up to the Shares falls squarely within the logic of these latter cases.

               In most of these cases, the investment approved resulted in the creation of an "affiliate" relationship with the company whose shares were acquired; and in several of those cases, the transaction documents included terms designed to preserve the acquiring company's percentage stake.  Neither factor is present in the instant case.  ITC will not, as a result of the purchase of the Shares, become a statutory "affiliate" of Development.

          Further, Development will have no protection from dilution of its percentage interest in ITC.

               In Item 1.4, Development has described various different

          areas in which one or more of Southern's subsidiaries and certain

          ITC subsidiaries are pursuing joint development or planning efforts.  Among other benefits, these joint efforts will aid

          Development in its DSM/Energy Management business, enable the

          Operating Companies to earn on existing utility infrastructure through licensing and joint-use of existing facilities, and have the potential to provide significant savings to Southern

          Communications in the operation of its mobile radio system.

          These are the purposes and objectives for the proposed







          9.95% of the common stock of developer of patented communications technology used in remote meter reading, interactive customer communications and other energy-related applications).

          acquisition, and the standards of Section 10(c)(1) should be addressed in those terms.5"

               2.   The Acquisition of the Shares is Economically

          Appropriate and In the Interest of Consumers and Investors.

          Although Development believes that its proposed investment in ITC will satisfy the standards of Sections 10(c)(1) and 11(b)(1) of the Act, as applied in other similar cases involving small equity investments in independent nonutility companies, the Commission may also approve Development's investment in the Shares upon the alternative ground that it is economically appropriate and in the public interest regardless of whether ITC's principal nonutility businesses are ancillary to Southern's core electric utility operations.  In this connection, reference is made to the June

          1995 report of the Division of Investment Management ("Division")

          entitled "The Regulation of Public-Utility Holding Companies"

          (the "Report") in which the Division has recommended, among other things, that the Commission adopt a "more flexible interpretation of the provisions of the Act concerning diversification."6



               5  There is support for the view that the standards of
          Section 10(c) should be interpreted in light of the purposes and objectives for which an acquisition is proposed. Thus, in Atlee
          M. Kohl, Holding Co. Act Release No. 22440 (Apr. 1, 1982), a case involving a small equity investment in a utility, the Commission held that the substantive standards of Section 10(c)(2) (i.e., integration of utility operations, which, in that particular case, would not result) had to be interpreted in light of the applicant's purposes and objectives in making the acquisition, which did not include the exercise of control.

               6  Report, at page 91.

               Development's investment in ITC may be considered

          "economically appropriate" on several levels.  First and

          foremost, the consideration to be paid for the Shares

          ($6,195,000) is extremely small relative to the size of Southern,

          representing about .03% of Southern's consolidated capitalization at September 30, 1995 ($18.6 billion).  Thus, Development's investment in ITC will not expose Southern or its investors to any significant financial risk of loss.  Further, the Operating

          Companies and their respective customers will be fully insulated from any possible adverse effects of the investment in the

          Shares.7  Finally, there is no basis for any finding that the price to be paid for the Shares is unreasonable or excessive in light of the value of ITC's underlying assets and earnings potential.8

               The public interest standard for approval is satisfied for the reasons which have already been stated above.  Specifically,

          the potential to reduce capital expenditures through joint-

          planning and construction of certain telecommunications

          facilities, to achieve operating savings through the close



               7 See Entergy Corporation, et al., Holding Co. Act Release No. 25718 (Dec. 28, 1992) in which the Commission noted the importance of using separate subsidiaries to "insulate core utility operations from the performance and financial consequences of [a registered holding company's] nonutility activities." 53 SEC Docket at 355.

               8 ITC's financials, which have been made available to Development on a confidential basis, disclose a history of stable earnings and growth.

          coordination of vital telecommunications services (e.g.,

          switching services, maintenance and testing of telecommunications links, etc.), and to maximize the Operating Companies' return on capital already invested in certain utility assets (e.g., towers,

          rights-of-way, etc.), all tend to indicate that Development's investment is likely to produce tangible benefits to investors and utility customers alike.9

               Finally, a finding that Development's investment in the

          Shares would be "economically appropriate" and in the public interest would, by implication, preclude any negative findings under Section 10(b)(3)."



          4.   Item 6 -  Exhibits and Financial Statements, is completed

          with the filing of the following exhibit:


                    Exhibit F -    Opinion of Troutman Sanders LLP














               9 Neither the standards of Section 11(b)(1) or Section 10(c)(1), as applied to a proposed acquisition of an interest in a nonutility business, call for the Commission to make a finding or prediction that the intended purposes of the acquisition will be realized. See Public Service Company of Oklahoma, Holding Co. Act Release No. 19090 (July 17, 1975), 45 S.E.C. 878.

                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding

          Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



          Dated:  November 21, 1995



                                   THE SOUTHERN DEVELOPMENT AND INVESTMENT
                                   GROUP, INC.


                                   By:          /s/Tommy Chisholm
                                        Tommy Chisholm, Vice President and
                                        Secretary